787 Seventh Avenue
New York, NY 10019-6099

Tel: 212 728 8000
Fax: 212 728 8111

October 27, 2016

VIA EDGAR

Mr. James O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,667

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,667 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Core 5-10 Year USD Bond ETF (formerly known as iShares 5-10 Year USD Bond ETF) (the “Fund”), a series of the Trust.

The comments were provided in your markup of the registration statement that you sent via email on September 28, 2016 as supplemented by a telephone conversation on that date. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please provide a completed fee table at least one week prior to the filing becoming effective.

Response: The Trust has supplementally provided a completed fee table for the Fund’s prospectus at least one week prior to the filing becoming effective as requested.

Comment 2: Please tell us how much the Fund will invest in non-agency MBS, CMBS, ABS, and Rule 144A bonds. If the Fund will invest/invests more than 15% of its net assets in these securities, please explain to us in detail how the Fund’s board of directors determined that these securities are liquid (i.e., securities that can be disposed of within seven days in the ordinary course of business at approximately the amount at which the fund has valued the instrument). See Securities Act Release No. 6862 (Apr. 23, 1990), at text accompanying note 62. Your response should include general market data on the types of investments and data on the liquidity of specific instruments of the type that the Fund will invest/invests in, including information about:

(1) The existence of an active market for the asset, including the number, diversity, and quality of market participants;

(2) The frequency of trades or quotes for the asset and average daily trading volume of the asset;

(3) The volatility of trading prices for the asset;

(4) Bid-ask spreads for the asset;

(5) Restrictions on trading of the asset and limitations on transfer of the asset;

(6) The size of the Fund’s position in the asset relative to the asset’s average daily trading volume and, as applicable, the number of units of the asset outstanding;

(7) The availability of, and Fund adviser’s access to, information on underlying loans; and

(8) How the Fund will be able to appropriately value these securities on a daily basis.

Response: The Fund will invest less than 15% of the Fund’s total portfolio in non-agency MBS, CMBS, ABS, and Rule 144A bonds. Currently, based on the composition of the Underlying Index, the percentage of total portfolio assets invested in non-agency MBS, CMBS, ABS, and Rule 144A bonds is expected to be less than 2% of the Fund’s total portfolio. All of the bonds expected to be held by the Fund are deemed to be liquid by BlackRock Financial Advisors (“BFA”) applying the liquidity procedures adopted by the Fund board.

Comment 3: If the Underlying Index is currently concentrated, please disclose that fact in the Industry Concentration Policy and provide the appropriate additional risk disclosure.

Response: The Trust notes that approximately 48.33% of the assets in the Underlying Index are considered securitized bonds with the following breakdown: 48.29% of the assets in the Underlying Index are MBS (both residential and commercial), representing interests in pools of mortgages, 0.02% of the assets in the Underlying Index are ABS, representing interests in other assets, including consumer loans or receivables held in trust, and 0.02% of the assets in the Underlying Index are covered bonds. Risks associated with these holdings are described in the summary prospectus and the base under “Asset-Backed and Mortgage-Backed Securities Risk,” “Commercial Mortgage-Backed Securities Risk,” “Mortgage-Backed Securities Risk,” and “Concentration Risk”. BlackRock believes that the existing disclosure adequately discloses the applicable risks. In that regard, it notes that disclosure at the front of the prospectus, under Principal Investment Strategies notes that “A material portion of the Underlying Index is comprised of MBS that include 20-year and 30-year mortgages.”

Comment 4: In “Liquidity Risk,” please disclose the risks of investing in the securities of mid and small cap issuers, in contrast to those of large cap issuers.

Response: The Trust submits that investing in the securities of mid and small cap issuers is currently not a principal investment strategy for the Fund. Should this change in the future, the Trust will add appropriate disclosure to the Fund’s registration statement.

Comment 5: In the “Securities Lending Risk,” please briefly describe the additional adverse tax consequences that may result for investors in the Fund as a result of the Fund’s lending its securities. For example, a stock loan that is open over the dividend record date can have adverse tax consequences to the Fund’s investors. The dividends may no longer be eligible for preferential qualified dividend status, which would increase the tax rate from 15% to up to 38%. In addition, the dividends on loaned securities may no longer qualify for the dividends received deduction.

Response: The Trust respectfully directs the Staff’s attention to the “Lending Portfolio Securities” section of the Prospectus, which states that “[s]ubstitute payments for dividends received by the Fund for securities loaned out by the Fund will not be considered qualified dividend income” and the “Taxes on Distributions” section of the Prospectus, which states “[d]istributions from the Fund’s net investment income, including distributions of income from securities lending . . . are taxable to you as ordinary income.”

Comment 6: Please inform us supplementally about the Fund’s policies for investing the cash collateral received in its securities lending activities. The cash collateral received in securities lending transactions should be reinvested in a portfolio of high-quality, short-term, fixed income instruments such as short-maturity government securities, repurchase agreements, and bank certificates of deposit; the dollar-weighted average maturity of such portfolios should be 60 days or less and their dollar-weighted average life is 120 days or less. The Fund should have strict collateral reinvestment guidelines and the board should monitor the investment adviser’s adherence to these guidelines. Conservative investment guidelines for the cash-collateral pool should be designed to maintain the liquidity of the collateral pool and to minimize the risk of loss to Fund investors by focusing on principal preservation.

Please also inform us what steps the Fund intends to take to avoid “negative loans” - which are created when investment losses reduce the value of the borrower’s collateral below the amount that the Fund must return. (The yield needs to remain above the rebate rate in order for the program to remain profitable. Yield can be affected by the Fund’s collateral investment guidelines, changes in interest rates and the shape of the yield curve.)

Response: The Trust has adopted extensive guidelines regarding securities lending (the “Guidelines”), which apply to the Fund. The Guidelines provide that if cash collateral is received, the Fund will invest and reinvest the cash collateral in (a) high quality short-term instruments; (b) registered or unregistered money market funds that the investment adviser reasonably believes operate in accordance with the requirements of Rule 2a-7 under the 1940 Act; and/or (c) any other investments as directed by the investment adviser or in types of investments that are pre-approved by the investment adviser, subject in each case to the investment objective, principal investment strategies and policies of the Fund, or as otherwise permitted by law, regulation, SEC exemptive orders, no-action letters or other guidance. Pursuant to the Guidelines, the Trust’s Board of Trustees, including a majority of the independent trustees, review and approve the Guidelines at least annually.

In seeking to avoid “negative loans,” the securities lending agent of the Fund requires that the borrower deliver collateral, at the inception of the loan, having a market value at least equal to 102% of the current value of the loaned securities for domestic securities and 105% for international securities. After the inception of the loan, if the value of the collateral, which is marked-to-market daily, falls below the current market value of the loaned securities and any accrued interest, the borrower will be required to deliver additional collateral. Notwithstanding the foregoing, the Fund bears the “reinvestment risk” associated with investing securities lending cash collateral; and a borrower is not required to deposit additional collateral if a loan becomes under-collateralized as a result of declines in market value of securities in which cash collateral is invested. The risk that the Fund could lose money in the event of a decline in the value of collateral provided for loaned securities or a decline in the value of any investments made by cash collateral has been disclosed in the Prospectus of the Fund under “Securities Lending Risk.”

Comment 7: In the “Performance Information” section, if applicable, include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. See Item 4(b)(2)(i) of Form N-1A.

Response: The Trust respectfully declines to add the suggested disclosure to the Fund’s prospectus at this time as the Fund has not been in operation for a full calendar year. However, once the Fund has been in operation for a full calendar year and performance information is provided, the Trust will add, consistent with other iShares funds, the following sentence: “Updated performance information is available at www.iShares.com or by calling 1-800-iShares (1-800-474-2737) (toll free).”

****

If you have any questions or need further information, please call me at (212) 728-8250.

Sincerely,

/s/ P. Georgia Bullitt
P. Georgia Bullitt

cc:	Deepa Damre

Dervilla Lannon

Katherine Drury

Michael Gung

Seong Kim